HDL_00192364.0

DATA LICENSE AGREEMENT
[BUY-SIDE BUSINESS UNITS ONLY]

Date of Agreement: 1-Dec-2016 (the ìEffective Dateî)	MSCI Reference # HDL_00192364.0

Licensee wishes to receive the data contained in the product(s) set forth in each Schedule A (the product(s) listed in each Schedule A together with the data or any portion thereof contained therein, individually and collectively the ìServiceî) attached hereto and made a part hereof. Additional Schedules A may be added to this Agreement from time to time by written agreement of the parties. The parties to this Agreement, by their signatures below, acknowledge that they have read and agree to be bound by the terms and conditions of this Agreement and each Schedule A signed by Licensee and MSCI.

LICENSEE: Locus Analytics, LLC		MSCI Inc., a Delaware corporation
179 Franklin Street, 3rd Floor New York, New York 10013 USA (hereinafter ìLicenseeî)		7 World Trade Center, 250 Greenwich Street, 49th Floor New York, New York 10007 USA (hereinafter ìMSCIî)

By (Signature)		By

Name	Rory Riggs	Name	Alex Gil
	(printed)		(printed)

Facsimile Number	212-883-2299

TERMS AND CONDITIONS

1	LICENSE

Subject to the provisions hereof, including all exhibits, schedules and supplements annexed hereto, MSCI hereby grants to Licensee a temporary, non-sublicensable, non-transferable, non-exclusive, limited license to use the Service for the term set forth in Section 5.1 herein. In addition, MSCI hereby grants to Licensee, for the term set forth in Section 5.1 herein, a temporary, non-sublicensable, non-transferable, non-exclusive limited license to hyperlink to MSCI’s web site, www.msci.com, from any Licensee web page containing MSCI data or information; provided that this license may be revoked at any time by MSCI without affecting any of the other rights granted hereunder.

2	DELIVERY

2.1. MSCI, or any authorized distributor as set forth in an applicable Schedule A, will provide Licensee with the Service including any updates and modifications which from time to time may be made thereto and which are provided generally and without any additional charge by MSCI to other entities licensed to have access to the Service. MSCI shall not (a) be responsible for the procurement installation or maintenance of any equipment on which the Service is accessed by Licensee nor for any communications connection by which the Service is transmitted; (b) have any liability for communication delays or interruptions of the Service; (c) be responsible for the transmission to Licensee of the Service beyond the point of MSCI’s computer facility; or (d) be liable for any fees payable by licensee for any communications lines, to any person, firm or entity.

2.2. Licensee acknowledges that MSCI, in its sole discretion, may: (a) cease or suspend compiling, calculating, publishing or distributing all or any part of the Service; (b) make changes in the titles, names, format, organization or content of the Service or a portion thereof or (c) discontinue or alter the existing communications facilities that disseminate the Service. MSCI shall provide Licensee with reasonable prior notice of any material changes in the Service or Licensee’s ability to receive and utilize the Service as contemplated herein, unless a malfunction in MSCI’s system requires otherwise or circumstances preclude advance notice.

3	USE RESTRICTIONS

3.1.

a)	Internal Use. The Service may be used solely by Licensee only by the specified number of Licensee Users at the location(s) and in the operations of the specified business units(s) of Licensee, as set forth in the applicable Schedule A. For the purpose of the immediately preceding sentence. ìLicensee Userî is defined as Licensee employees in the specified business unit(s) and at the specified location(s) who use any part of the Service in the course of their employment. Licensee agrees that it shall treat the Service as proprietary to MSCI and will keep strictly confidential the company names and all other data contained in the Service. Licensee shall inform MSCI as to its knowledge of any actual, threatened or suspected unauthorized use or disclosure of the Service and shall take all steps reasonably necessary (or requested by MSCI) to protect the rights of MSCI related there to.

b)	General Prohibition on Distribution. Notwithstanding anything to the contrary, under no circumstance shall Licensee distribute the Service or any portion thereof to any asset manager, broker/dealer or custodian.

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c)	Limited External Distribution. Licensee may disclose data contained in the Service and information about such data to its clients (other than custodians, asset managers or broker/dealers) solely to the extent legally required as determined by Licensee’s counsel. In addition, Licensee may provide directly and individually a report to its clients (other than custodians, asset managers or broker/dealers) which (i) contain information derived from the Service (e.g., by application of formulas or algorithms), but which does not provide a mechanism for computing or reproducing any MSCI product or data, or (ii) contain a non-material portion of the Service corresponding to its client’s portfolio. In this connection, excerpts of the Service comprising 50% or more of the data of any grouping of any identifiable MSCI data item will automatically be regarded as material and may not be disclosed collectively or in a series. Notwithstanding anything else to the contrary in this Agreement the determination of what constitutes ìnon-materialî will be determined by MSCI in its sole discretion. In connection with any disclosure permitted under this Section 3.1(c) Licensee must provide the following notice in close proximity to the reproduced data:

Source: MSCI. Neither MSCI nor any other party involved in or related to compiling, computing or creating the MSCI data makes any express or implied warranties or representations with respect to such data (or the results to be obtained by the use thereof), and all such parties hereby expressly disclaim all warranties of originality, accuracy, completeness, merchantability or fitness for a particular purpose with respect to any of such data. Without limiting any of the foregoing, in no event shall MSCI, any of its affiliates or any third party involved in or related to compiling, computing or creating the data have any liability for any direct, indirect, special, punitive, consequential or any other damages (including cost profits) even if notified of the possibility of such damages. No further distribution or dissemination of the MSCI data is permitted without MSCI’s express written consent.

or such similar language as may be approved in advance in writing by MSCI. Upon MSCI’s request, Licensee shall provide MSCI with a copy of, or access to, any product or service created pursuant to this Section 3.1(c) to determine compliance herewith. Licensee will inform its clients who receive any data pursuant to this Section 3.1(c) that no further distribution or dissemination is permitted and of the obligations and restrictions contained in this Article 3 and will take such action as is reasonably requested by MSCI to ensure that such clients abide by such obligations and restrictions. For the avoidance of doubt and notwithstanding anything to the contrary in this Agreements, Licensee is not permitted to and shall not disclose, distribute or disseminate any of the underlying raw data of MSCI’s third party information providers that may be included as part of the Service.

3.2. Notwithstanding the rights granted in Section 3.1, (i) Licensee will not use or permit use of the Service to verify or correct data in any index or other compilation of data or information and (ii) unless MSCI has, in writing, authorized Licensee to do so, Licensee shall not use or permit anyone else to use the Service or any portion thereof in connection with the issuing, writing, creating, managing, selling, advising, redeeming, marketing, sponsoring or promoting of any securities or financial instruments or products, including, without limitation, passive funds, synthetic or derivative securities (e.g., options, warrants, swaps, guaranteed products, and futures), whether listed on an exchange or traded over the counter or on a private placement basis or otherwise or in connection with the creation, marketing or promotion of any indices custom or otherwise). For purposes of this Agreement, ìpassive fundsî are portfolios or baskets of securities or derivatives thereof intended to track the performance of any MSCI data, any MSCI index, any group of MSCI indices, or any derivatives thereof, including, without limitation, enhanced passive funds and optimized passive funds, and sold as either a mutual fund or an exchange traded fund, or any other means now known or that become known in the future.

3.3. Licensee will not: (a) copy the Service (including, without limitation, to a mainframe central processing unit) unless strict internal controls, including without limitation password protected limited usage, are implemented to ensure that the service is not accessed by unauthorized individuals or used for purposes not expressly authorized hereunder: (b) alter, modify or adapt the Service including, but not limited to, translating, decompiling, disassembling or creating derivative works of the Service; or (c) resell or otherwise transfer or make the Service available to any other person or organization (including, without limitation, Licensee’s present and future parents, subsidiaries, affiliates or unlicensed business units or any unauthorized employee within Licensee) directly or indirectly, for any use, including, without limitation, by loan, rental, service bureau, external time sharing or similar arrangement.

3.4. Licensee further agrees to reproduce on all copies of the Service authorized by MSCI (all of which shall be the property of MSCI) all copyright, proprietary rights and restrictive legends appearing on the original copy of the Service.

3.5. Licensee acknowledges that a breach of its obligations to MSCI under this agreement, other than any payment obligations hereunder, will result in irreparable and continuing damage for which monetary damages may not be sufficient, and agrees that MSCI will be entitled to seek, in addition to its other rights and remedies hereunder or at law, injunctive and/or other equitable relief, and such further relief as may be proper from a court of competent jurisdiction. All remedies of MSCI set forth in this Agreement are cumulative and in addition to and not in lieu of any other remedy of MSCI at law or in equity.

3.6. Licensee will inform all users of the Service of the obligations and restrictions set forth in this Article 3 and will take such action as is necessary to compel such users to abide by such obligations and restrictions. Licensee will be deemed to have satisfied its obligations under this Section 3.6 (and a breach of the obligations or restrictions set forth in this Article 3 by a user of the Service will not be regarded as a breach of such obligations or restrictions by Licensee) if it: (a) notifies in writing each user of the Service of the obligations and restrictions set forth in this Article 3 prior to any use of the Service by each such user; (b) obtains from each user of the Service a written acknowledgment that he/she has read and understands such obligations and restrictions and will comply with them in all respects; and (c) seeks to enforce such obligations and restrictions against any user of the Service who breaches such obligations or restrictions and promptly notifies MSCI in the event of any such breach.

3.7. An authorized officer of Licensee shall certify in writing annually that Licensee is in compliance with its obligations and the restrictions set forth in this Article 3. MSCI or its representative may, on giving Licensee ten (10) business days prior written notice, audit the records and systems of Licensee to verify compliance with this Agreement. A shorter notice will be allowed, in MSCI’s sole discretion, where MSCI in good faith suspects a breach or threatened breach of the Agreement. MSCI retains the right to audit Licensee for one (1) year after termination or expiration of this Agreement. Licensee shall cooperate with any reasonable requests of MSCI to facilitate any such audit.

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3.8. Licensee agrees to use the Service only as expressly permitted by this Agreement and in accordance with all applicable laws, rules and regulations. Except as expressly set forth herein. Licensee shall have no other rights or license of any kind with respect to the Service.

4	FEES

4.1. In consideration of the license granted hereunder, Licensee agrees to pay the charges set forth in each Schedule A, pursuant to the terms hereof and the terms set forth in the applicable Schedule A. Such charges are subject to change by MSCI from time to time upon written notice to Licensee. Licensee shall pay interest computed at the rate of one and one-half percent (1.5%) per month or the maximum rate permitted by law, whichever is lower, on any amounts due hereunder that are remitted more than thirty (30) days late. All charges are due within thirty (30) days from Licensee’s receipt of the relevant invoice. Should any audit conducted pursuant to Section 3.7 reveal an underpayment of fees by Licensee in respect of the period covered by the audit: (a) Licensee shall forthwith pay such fees to MSCI plus interest at the rate of one and one-half percent (1.5%) per month or the maximum rate permitted by law, whichever is lower, which interest charges shall begin accruing on the appropriate due date and shall continue until such fees are paid in full; and (b) if such underpayment is equal to more than five percent (5%) of the fees owed in respect of the period covered by the audit, then the reasonable cost of such audit (including travel costs) shall be borne by Licensee.

4.2. Licensee shall be responsible for and shall promptly pay all applicable taxes, including without limitation, all national, territorial, state and local sales, personal property and ad valorem taxes and other taxes of a similar nature arising as a result of this Agreement, other than taxes based on MSCI’s income.

5	TERM; TERMINATION

5.1. The term of this Agreement shall commence on the Effective Date and shall continue until terminated as provided herein. The initial term of any Schedule A shall be for one (1) year, commencing on the effective date of such Schedule A, and shall renew upon notice from MSCI (each, a ìNotice of Renewalî) for successive one (1) year renewal terms at MSCI’s then prevailing charges, unless earlier terminated as provided herein. In the event this Agreement or any Schedule is terminated for any reason: (a) Licensee shall pay all amounts due and owing to MSCI hereunder or thereunder as of the effective date of such termination; and (b) except as set forth in Section 5.3(a) below, Licensee shall not be entitled to any refund or credit of fees paid or payable hereunder.

5.2. This Agreement shall terminate automatically without notice to Licensee in the event there are no Schedules A in effect hereunder.

5.3. This Agreement, any Schedule A or any individual MSCI product licensed hereunder, may be terminated as follows:

a)	By MSCI at any time thirty (30) days following written notice to Licensee (or shorter if required by law, regulation, rule or a third party information provider) in which event MSCI shall credit Licensee with the pro-rata portion of the pre-paid fees for any applicable Service representing the unused portion of such fees unless otherwise provided in any other agreement with MSCI (a ìRelated Agreementî);

b)	By Licensee, without cause on written notice to MSCI within thirty (30) days of receipt of a Notice of Renewal from MSCI.

c)	By MSCI at any time ten (10) days following written demand to Licensee, if Licensee shall have failed to pay any amount due hereunder;

d)	Subject to Section 5.3(c), by MSCI immediately upon notice to Licensee in the event of any breach by the Licensee of any of the terms of this Agreement or any Related Agreement; and

e)	By Licensee on written notice to MSCI if MSCI fails to cure any breach of the terms of this Agreement or any Related Agreement within thirty (30) days after receipt of such written notice.

5.4.

a)	Upon termination of this Agreement, a Schedule A or any MSCI product for any reason. Licensee shall return to MSCI all copies of the terminated Service (the ìTerminated Service”) in Licensee’s possession or control.

b)	Notwithstanding Section 5.4(a), if Licensee reasonably determines that it would be unduly onerous to return or destroy copies of the Terminated Service which are commingled with other data in Licensee’s data backup files, Licensee may retain such copies of the Terminated Service but Licensee may not use such copies of the Terminated Service. Nothing contained in this Section 5.4(b) shall prevent Licensee from using data-backup files containing Terminated Service to restore lost data of Licensee provided that if copies of any Terminated Service are created as a result of such use of the data-backup files, such copies of any Terminated Service shall be destroyed or returned to MSCI.

c)	Upon mutual agreement of the parties, Licensee may license Historical Data in consideration of payment of the applicable perpetual license fee set forth in the applicable Schedule A. For purposes of this Section, iHistorical Dataî shall mean the data contained within the Service licensed to Licensee under the applicable Schedule A prior to the effective date of termination of such Schedule A.

6	DISCLAIMERS; LIMITATION OF LIABILITY

6.1. ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN THE SERVICE FROM SOURCES THAT MSCI CONSIDERS RELIABLE. THE SERVICE IS PROVIDED TO LICENSEE ìAS ISî AND NEITHER MSCI, ANY OF ITS AFFILIATES, ANY OF ITS OR THEIR DIRECT OR INDIRECT INFORMATION PROVIDERS NOR ANY THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING THE SERVICE (COLLECTIVELY. THE ìMSCI PARTIESî) MAKES ANY REPRESENTATION OR WARRANTY OF ANY KIND TO LICENSEE OR ANY THIRD PARTY, EITHER EXPRESS OR IMPLIED, WITH RESPECT TO THE SERVICE, THE TIMELINESS THEREOF, THE RESULTS TO BE OBTAINED BY THE USE THEREOF OR ANY OTHER MATTER. FURTHER, THE MSCI PARTIES EXPRESSLY DISCLAIM, AND LICENSEE WAIVES, ANY AND ALL IMPLIED WARRANTIES, INCLUDING, WITHOUT LIMITATION, WARRANTIES OF ORIGINALITY, ACCURACY, COMPLETENESS, TIMELINESS, NON-INFRINGEMENT, MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

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6.2. LICENSEE ASSUMES THE ENTIRE RISK OF ANY USE LICENSEE MAY MAKE. OR PERMIT OR CAUSE TO BE MADE, OF THE SERVICE AND ACKNOWLEDGES THAT DATA FIELDS MAY NOT BE CONSISTENT THROUGHOUT THE SERVICE. NO MSCI PARTY SHALL HAVE ANY LIABILITY TO LICENSEE OR ANY THIRD PARTY FOR ANY DAMAGES OF ANY KIND ARISING OUT OF, OR IN CONNECTION WITH, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, ANY ERRORS, DELAYS, OMISSIONS OR INTERRUPTIONS OF OR RELATED TO THE SERVICE OR LICENSEE’S OR ANY THIRD PARTY’S USE OF OR INABILITY TO USE THE SERVICE OR ANY PORTION THEREOF. OR OTHERWISE ARISING OUT OF, OR IN CONNECTION WITH, THIS AGREEMENT, WHETHER DIRECT, INDIRECT, INCIDENTAL, SPECIAL, PUNITIVE OR CONSEQUENTIAL (INCLUDING, WITHOUT LIMITATION, LOSS OF USE, LOSS OF PROFITS OR REVENUES OR OTHER ECONOMIC LOSS OF LICENSEE OR ANY THIRD PARTY). WHETHER IN TORT (INCLUDING, WITHOUT LIMITATION, NEGLIGENCE OR STRICT LIABILITY), CONTRACT OR OTHERWISE, AND WHETHER OR NOT THE MSCI PARTY HAS BEEN ADVISED OF, OR OTHERWISE MIGHT HAVE ANTICIPATED, THE POSSIBILITY OF SUCH DAMAGES.

7	INDEMNIFICATION

7.1. MSCI Indemnity. Subject to Sections 7.2 and 7.4, MSCI, at its expense, will indemnify, defend and hold harmless Licensee or its officers, directors, managers or employees, (collectively, the “Licensee Indemnified Partiesî) against any claim or action threatened or brought against any Licensee Indemnified Party based on or arising out of any claim that the Service or any use thereof constitutes an infringement, violation, contravention or breach of any patent, copyright or trademark or constitutes the misappropriation of a trade secret of any third party. Without limiting the foregoing, and notwithstanding anything to the contrary in this Agreement, if the Service becomes, or in MSCI’s reasonable opinion is likely to become, the subject of a claim or action of infringement, contravention or breach of any patent, copyright or trademark or of misappropriation of a trade secret of any third party, then MSCI shall have the right, in its sole discretion, to either: (i) procure for Licensee the right to continue using such Service as contemplated hereunder, (ii) modify such Service to render same non-infringing; (iii) replace such Service with an equally suitable, functionally equivalent non-infringing Service; or (iv) immediately terminate, in MSCI’s discretion, this Agreement, a Schedule A or any individual MSCI product licensed hereunder.

7.2. Exceptions to MSCI Indemnity. Notwithstanding anything to the contrary in this Agreement, MSCI shall have no liability or obligation to Licensee under Section 7.1 if any such claim or action arises from or in connection with: (a) any negligent act or omission by any Licensee Indemnified Party; (b) Licensee’s use of other than the current version of the Service; (c) Licensee’s modification of the Service; (d) Licensee’s use of the Service in combination with any software or other product or material not provided by MSCI; (e) any compliance by MSCI with Licensee’s designs, specifications or modifications; or (f) Licensee’s use of the Service other than as set forth in this Agreement. In the event any of the foregoing occurs, Licensee shall indemnify MSCI pursuant to Section 7.3.

7.3. Licensee Indemnity. Except as set forth in Section 7.1 and subject to Section 7.4, Licensee agrees to indemnify, defend and hold harmless the MSCI Parties or any of their respective officers, directors, managers, employees, agents, consultants or other representatives (collectively, the ìMSCI Indemnified Partiesî) from and against my claims, losses, damages, liabilities, costs and expenses, including, without limitation, reasonable attorneys’ and experts’ fees and costs, as incurred, arising in any manner out of (a) Licensee’s or any third party’s use of, or inability to use, the Service, (b) any breach by Licensee of any provision contained in this Agreement or (c) the circumstances described in Section 7.2.

7.4. Indemnification Procedures. The indemnified party shall promptly notify the indemnifying party of any such claim or action (although failure to do so will only relieve the indemnifying party of its obligations hereunder to the extent the indemnifying party was prejudiced thereby). The indemnified party shall reasonably cooperate with the indemnifying party, at the indemnifying party’s expense, in the defense of any such claim or action. The indemnifying party shall have full control over the defense and settlement of any such claim or action, subject to this Section 7.4. The indemnified party shall have the right, at its own expense, to participate in the defense of any such claim or action, provided however, that, in the event that Licensee shall fail to appoint an attorney within ten (10) calendar days after an MSCI Indemnified Party has notified Licensee of any such claim or action, the MSCI Indemnified Party shall have the right to select and appoint an alternative attorney and the reasonable cost and expense thereof shall be paid by Licensee. The indemnifying party shall have total control over all negotiations for the settlement or compromise of a claim or action which such party is required to defend and/or handle under this Article 7, provided that such settlement or compromise is solely monetary in nature. Without limiting the generality of the foregoing, the indemnifying party may not, without the other party’s prior written consent, settle, compromise or consent to the entry of any judgment in any such commenced or threatened claim or action, unless such settlement compromise or consent: (a) includes an unconditional release of the relevant indemnified Party from all liability arising out of such commenced or threatened claim or action; and (b) does not include a statement as to, or an admission of fault, culpability or failure to act by or on behalf of, the relevant Indemnified Party or otherwise adversely affect the relevant indemnified Party.

8	PROPRIETARY RIGHTS

8.1. Licensee acknowledges that: (a) the Service constitutes copyrighted, trade secret, and/or proprietary information of substantial value to MSCI; (b) Licensee receives no proprietary rights whatsoever in or to the Service; and (c) title and ownership rights in and to the Service and all the rights therein and legal protections with respect thereto remain exclusively with MSCI. Licensee shall not challenge or contest, or assist any third party in challenging or contesting, the validity of MSCI’s rights in or to the Service, and shall not assert, or assist any third party in asserting, any rights in the Service.

8.2. To the extent any Service includes RICs codes, the RIC or Reuters Instrument Code set has been developed and is maintained by Reuters and is protected by intellectual property rights owned by Reuters. RICs are ‘copyright’, database right, and ‘TM’ Reuters. MSCI uses RIC codes as instrument identifiers under license from Reuters and RICs may not be copied, published or re-distributed without the prior written consent of Reuters.

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8.3. To the extent that any Service includes (a) foreign exchange rates calculated and distributed by the World Markets Company PLC (ìWMî) (the ìRatesî) or (b) any data resulting from manipulation of, or calculation based upon the Rates (including any averaging calculations) or the combination of the Rates with other data (“Derived Dataî), the Rates are being provided as part of and in connection with MSCI’s indices (or other relevant Service) and solely in relation to Licensee’s license for this and for no other independent purpose. Without prejudice to the generality of the foregoing. Licensee is prohibited from re-distributing the Rates and Derived Data independently and separately from any of MSCI’s indices or other relevant Services.

8.4. Licensee agrees and acknowledges that the CUSIP Database and the information contained therein is and shall remain valuable intellectual property owned by, or licensed to, the American Bankers Association (ìABAî), and CUSIP Global Services (ìCGSî) (CGS is operated on behalf of the ABA by S&P Capital IQ). and that no proprietary rights are being transferred to Licensee in such materials or in any of the information contained therein. Any use by Licensee outside of the clearing and settlement of transactions requires a license from the CGS, along with an associated fee based on usage. Licensee agrees that misappropriation or misuse of such materials will cause serious damage to CGS and ABA and that in such event money damages may not constitute sufficient compensation to CGS and ABA; consequently, Licensee agrees that in the event of any misappropriation or misuse, CGS and ABA shall have the right to obtain injunctive relief in addition to any other legal or financial remedies to which CGS and ABA may be entitled. Licensee agrees that Licensee shall not publish or distribute in any medium the CUSIP Database or any information contained therein or summaries or subsets thereof to any person or entity except in connection with the normal clearing and settlement of security transactions. Licensee further agrees that the use of CUSIP numbers and descriptions is not intended to create or maintain, and does not serve the purpose of the creation or maintenance of, a master file or database of CUSIP descriptions or numbers for itself or any third party recipient of such service and is not intended to create and does not serve in any way as a substitute for the CUSIP MASTER TAPE, PRINT, DB, INTERNET, ELECTRONIC, CD-ROM Services and/or any other future services developed by the CGS. NEITHER CGS, ABA NOR ANY OF THEIR AFFILIATES MAKE ANY WARRANTIES, EXPRESS OR IMPLIED, AS TO THE ACCURACY, ADEQUACY OR COMPLETENESS OF ANY OF THE INFORMATION CONTAINED IN THE CUSIP DATABASE. ALL SUCH MATERIALS ARE PROVIDED TO LICENSEE ON AN ìAS ISî BASIS, WITHOUT ANY WARRANTIES AS TO MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE NOR WITH RESPECT TO THE RESULTS WHICH MAY BE OBTAINED FROM THE USE OF SUCH MATERIALS, NEITHER CGS, ABA NOR THEIR AFFILIATES SHALL HAVE ANY RESPONSIBILITY OR LIABILITY FOR ANY ERRORS OR OMISSIONS NOR SHALL THEY BE LIABLE FOR ANY DAMAGES, WHETHER DIRECT OR INDIRECT, SPECIAL OR CONSEQUENTIAL EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. IN NO EVENT SHALL THE LIABILITY OF CGS, ABA OR ANY OF THEIR AFFILIATES PURSUANT TO ANY CAUSE OF ACTION, WHETHER IN CONTRACT, TORT, OR OTHERWISE EXCEED THE FEE PAID BY LICENSEE FOR ACCESS TO SUCH MATERIALS IN THE MONTH IN WHICH SUCH CAUSE OF ACTION IS ALLEGED TO HAVE ARISEN, FURTHERMORE, CGS AND ABA SHALL HAVE NO RESPONSIBILITY OR LIABILITY FOR DELAYS OR FAILURES DUE TO CIRCUMSTANCES BEYOND THEIR CONTROL. Licensee agrees that the foregoing terms and conditions shall survive any termination of its right of access to the materials identified above. Notwithstanding anything to the contrary herein, the foregoing terms and conditions shall not affect, but shall be subject to, any direct agreement between (i) Licensee and (ii) CGS or ABA.

9	BINDING EFFECT; ASSIGNMENT

This Agreement shall not be assigned or transferred by Licensee without prior written consent of MSCI, and any attempt by Licensee to so assign or transfer this Agreement without such written consent shall be null and void. MSCI may perform any of its duties hereunder either directly or by or through its distributors or agents. This Agreement shall be valid and binding on the parties hereto and their successors and permitted assigns.

10	RELATIONSHIP OF THE PARTIES

The parties are independent contractors. Nothing in this Agreement will be construed to constitute or appoint either party as the agent, partner, joint venturer or representative of the other party for any purpose whatsoever, or to grant to either party any right or authority to assume or create any obligation or responsibility, express or implied, for or on behalf of or in the name of the other, or to bind the other in any way or manner whatsoever.

11	GOVERNING LAW; JURISDICTION; JURY WAIVER

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to its conflict or choice of laws principles. The parties hereby consent to the exclusive jurisdiction of, and venue in, any federal or state court of competent jurisdiction located in the Borough of Manhattan. New York City for the purposes of adjudicating any matter arising from or in connection with this Agreement. THE PARTIES UNCONDITIONALLY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL FOR ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF, DIRECTLY OR INDIRECTLY, THIS AGREEMENT, ANY OF THE RELATED DOCUMENTS, AND/OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS TRANSACTION OR ANY RELATED TRANSACTIONS.

12	NOTICES

Notices and other communications under this Agreement shall be in writing and, except as otherwise provided herein, may be sent by facsimile and, if sent by facsimile, will be deemed delivered upon confirmation of transmission. Notwithstanding the foregoing, notices and communications made under Articles 5 or 7 of this Agreement shall be: (a) in writing; (b) delivered by hand or by registered or certified mail, return receipt requested, to MSCI at the addresses set forth below and to Licensee to the attention of the individual designated for such purposes at Licensee’s address as set forth on page one of this Agreement, or to such addresses as either party shall specify by a written notice to the other: and (c) deemed given upon receipt.

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Notice to MSCI

MSCI Inc.
7 World Trade Center, 250 Greenwich Street, 49th Floor
New York, New York 10007
Fax: 212-804-2919

with a copy to (which shall not constitute notice hereunder):

MSCI Inc.

7 World Trade Center, 250 Greenwich Street, 49th Floor
New York, New York 10007
Attn: General Counsel
Fax: 212-804-2906

13	SURVIVAL

Any provision of this Agreement which, by its nature, would survive termination of this Agreement shall survive any such termination of this Agreement, including, without limitation. Articles 4 and 6 through 16 inclusive, and Sections 3.5 and 5.4.

14	FORCE MAJEURE

MSCI shall not be responsible for any delay or failure in performance of its obligations under this Agreement resulting from acts beyond the control of MSCI, including but not limited to, any act of God, act of governmental authority, act of public enemy, computer or system failure, or due to war, terrorism, riot, fire, flood, civil commotion, insurrection, labor difficulty (including, without limitation any strike, or other work stoppage or slowdown), or severe or adverse weather conditions.

15	COUNTERPARTS

This Agreement may be executed in counterparts, which counterparts, taken together, shall constitute one agreement and each party hereto may execute this Agreement by signing such counterpart. The parties hereby agree that an authorized representative of either party may execute this Agreement and any schedules, addenda, exhibits, amendments or other documents or modifications to or governed by this Agreement using an electronic signature, and any such electronic signature shall be deemed effective, binding and enforceable against such party.

16	MISCELLANEOUS

This Agreement, together with all schedules hereto, supersedes all prior agreements and understandings, and constitutes the complete agreement and understanding between the parties with respect to the subject matter hereof. No amendment or other modification to this Agreement shall be valid or binding with respect to either party unless acknowledged and agreed to in writing and signed by a duly authorized officer of each party. No breach, default or threatened breach of this Agreement by either party shall relieve the other party of its obligations or liabilities under this Agreement with respect to the protection of the property or proprietary nature of any property which is the subject of this Agreement. Any forbearance or delay on the part of either party in enforcing any provision of this Agreement or any of its rights hereunder shall not be construed as a waiver of such provision or of a right to enforce same for such occurrence or any future occurrence. Except for MSCI and Licensee, no other party is intended, or shall be deemed, to be a beneficiary of any provision of this Agreement provided that this sentence shall not be interpreted as affecting the rights of any MSCI Party, MSCI Indemnified Party or Licensee Indemnified Party as set forth in this Agreement. In the event any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable by a court of competent jurisdiction, the remaining previsions of this Agreement shall be unimpaired and shall remain in full force and effect, and the invalid, illegal or unenforceable provisions shall be replaced by a valid, legal and enforceable provision that comes closest to the intent of the parties underlying the invalid, illegal or unenforceable provision. To the extent permitted by applicable law, the parties acknowledge that this Agreement and the transactions contemplated herein shall not be subject to the Uniform Computer Information Transactions Act (prepared by the National Conference of Commissioners on Uniform State Laws) as currently enacted by any jurisdiction or as may be codified or amended from time to time by any jurisdiction. The heading of the Articles, Sections, paragraphs and subparagraphs of this Agreement are for general information and reference only and they in no way define, limit or describe the scope of the provisions of such sections and shall not be considered in the interpretation or enforcement of this Agreement. Further, the parties agree that the terms and conditions of this Agreement are the result of negotiations between the parties and that this Agreement shall not be construed in favor of or against any party by reason of the extent to which any party or its professional advisors participated in the preparation of this Agreement.

SCA _00270816.0

SCHEDULE A
MSCI Reference # SCA_00270816.0

Licensee Name:	Syntax, LLC (as assignee of Locus Analytics, LLC)	Data License Agreement Reference #:	HDL_00192364.0
		Data License Agreement Date:	1-Dec-2016

1.	Location(s) at which Licensee entity(ies) are permitted to use the Service:

Syntax, LLC (as assignee of Locus Analytics, LLC): One Liberty Plaza, 46th Floor, New York, New York, 10006, United States

2.	Business unit(s) within licensed location(s) permitted to use the Service:

Investment Management / Indexing / Risk Management

3.	Term:

Initial Term: 1-0ct-2020 to 30-Sep-2021
Renewal Term: one (1) year

4.	Service:

Service	Vendor	Frequency	2020 List Fee	Annual License Fees in USD
DM Core	MSCI	Daily	$
DM Core	FactSet	Daily	$
EM Core	MSCI	Daily	$
EM Core	FactSet	Daily	$
Licensee User Fee - Up to 10 Licensee Users	N/A	N/A	$
Total Annual License Fees in USD:

a)	If the Initial Term (as specified above) is shorter or longer than one (1) year, then Licensee will receive an invoice(s) based on the annual license fees set forth above (pro-rated as applicable).

b)	For the avoidance of doubt, (a) Licensee User licenses purchased under any Schedules A to the Data License Agreement apply to all Schedules A thereunder (including, without limitation, to all locations thereunder), unless otherwise agreed by the parties in writing; (b) references to “Users” in Schedules A are references to “Licensee Users”.

5.	Term of Payment:
Annually in advance	Tax Exempt: No

6.	Additional Terms and Conditions:

a)	By signing this Schedule A, the parties acknowledge and agree that the Schedule A between the parties commencing on 15-Dec-2016 (internal MSCI reference: SCA_00215908.0) is hereby terminated and replaced in its entirety by this Schedule A. MSCI will apply the prepaid but unused license fees under the Terminated Schedules to the annual license fees due under this Schedule A.

b)	Privacy Notice. Information regarding MSCI’s processing of personal data may be found at www.msci.com/privacy-pledge.

c)	Rolling History:

The Service may include a rolling period of historical data (the “Rolling History”). Licensee may not store, archive or otherwise save or use any data beyond the then-current Rolling History. Data which falls outside the scope of then-current Rolling History shall be deemed to be a “Terminated Service”, and Licensee shall delete and purge, on a monthly basis, all Terminated Services from all Licensee systems or otherwise in Licensee’s possession or control. For the avoidance of doubt, each month, the oldest month’s worth of Rolling History shall be deemed to be a Terminated Service. Notwithstanding the foregoing, any provisions of the Data License Agreement expressly permitting Licensee to retain copies of the Terminated Service following termination of the Data License Agreement shall also apply to the Terminated Service hereunder.

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d)	Note for all third-party vendor delivered services:

Licensee hereby acknowledges that its use of the Service shall be governed solely by this Schedule A and the Data License Agreement to which it is attached notwithstanding anything to the contrary in any agreement that Licensee may enter into with any third party source or vendor. To the extent any terms or conditions regarding the Service contained in Licensee's agreement with a third party source or vendor conflict with any terms or conditions of this Schedule A or the Data License Agreement, the terms or conditions (as applicable) of this Schedule A and the Data License Agreement shall control. It is Licensee's sole responsibility to arrange for access to or delivery of the Service or the relevant portion thereof from any third party source or vendor.

e)	The parties hereto acknowledge that this Schedule A is an integral part of the Data License Agreement identified above. To the extent any provision in this Schedule A conflicts with any provision in such Data License Agreement, the provision contained in this Schedule A shall control with respect to the Service(s) provided under this Schedule A. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed in the Data License Agreement.

f)	MSCI will deliver directly to Licensee the corresponding Advanced Corporate Events (ACE) file, which will be deemed part of the “Service” hereunder.

g)	In order for MSCI to be able to deliver the Service(s) to Licensee, Licensee shall first provide MSCI with all required delivery details.

h)	If the Licensee is receiving the Service(s) from more than one vendor, any discounts applicable to any second or multiple vendor fees shall automatically and immediately terminate if Licensee terminates receipt from the primary vendor.

i)	Notwithstanding anything to the contrary in the Data License Agreement or otherwise, the parties hereby agree that an authorized representative of either party may execute this Schedule A, and any other schedules, addenda, exhibits, amendments or other documents or modifications to or governed by the Data License Agreement using an electronic signature, and any such electronic signature shall be deemed effective, binding and enforceable against such party.

j)	For the purposes of this Schedule A, references to MSCI in the Data License Agreement and this Schedule A shall mean MSCI Inc. Notwithstanding anything to the contrary, it is acknowledged and agreed that MSCI Inc. is entering into this Schedule A solely with respect to, and responsible for, the Service received by Licensee hereunder within the United States (“US License”).

ACKNOWLEDGED AND AGREED:

LICENSEE		MSCI Inc.
Syntax, LLC (as assignee of Locus Analytics, LLC)

By(signature):		By(signature):
Name:	Rory Riggs	Name:	Joke Jacinto
Title:	CEO	Title:	Executive Director
Date:	9/29/20	Date:	Oct 1,2020

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Invoicing and Delivery Details

1. Invoicing Details

A Payor contact details:
All Licensees to complete this section

Licensee Payor Contact

Contact Name:
Address:
Phone:
Email Id:

B Principal Licensee User contact details:
All Licensees to complete this section

Principal Licensee User Contact Details:

Contact Name:
Address:
Phone:
Email Id:

2. Delivery Details

Direct Delivery details:
Only to be completed if Licensee is subscribing to services delivered directly by MSCI. Select one or multiple delivery methods, and File Delivery Format

FTP:	FTP Site Details
Comet Mail:		Email id1:________________	Email Id2:________________

		Email id3:________________	Email id4:________________

		Email id1:________________	Email Id2:________________

		Email id3:________________	Email id4:________________

File Delivery Format:	ASCII XML

ADD_00216103.0

Reference Universe License Addendum

Effective Date: as of December 1, 2016

Reference Universe License Addendum (“Addendum”) to the Data License Agreement (internal MSC1 reference HDL_00192364.0) dated as of December 1, 2016 (the “Agreement”) by and between MSCI Inc. (“MSCI”) and Locus Analytics, LLC (“Licensee”).

1.	Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement. In addition to other terms defined herein, the following terms as used herein shall have the meanings ascribed below:

●	“AUM” means the aggregate average daily net assets of each Fund calculated on a quarterly basis on: (i) the last day of each quarter, or (ii) in the event of a termination of this Addendum, the effective date of such termination.

●	“Fund” means the exchange traded fund identified on Exhibit A attached hereto.

●	“Licensee Index” means the Licensee-branded index identified on Exhibit A hereto which uses the Reference Universe in accordance with the terms and conditions of this Addendum.

●	“MSCI Index” means the MSCI index identified on Exhibit A attached hereto, provided that Licensee has a then-current valid written license to receive such index under the Agreement.

2.	Notwithstanding anything to the contrary in the Agreement, MSCI hereby grants to Licensee a temporary, non-transferable, non-sublicensable, non-exclusive, limited license to select and use the companies comprising the MSCI Index as the complete universe of companies (the “Reference Universe”) that can be considered for inclusion only in the Licensee Index, provided that (i) Licensee uses only the Licensee’s screening methodology that is identified and further described on the attached Exhibit A against such chosen companies and (ii) the Licensee Index may only be:

a.	calculated (i) by Licensee or (ii) by a calculation agent (approved by MSCI and identified in Exhibit A hereto) so long as such calculation agent accesses and uses only those constituent companies in the MSCI Index that are selected for inclusion in the Licensee Index by Licensee; and

b.	used as the basis for a Fund issued, written, offered, sold, marketed and promoted by Licensee or by any third party approved by MSCI in writing.

3.	Notwithstanding anything to the contrary in this Addendum, Licensee shall not:

a.	use the Reference Universe for any other purposes or in connection with any financial products other than the Fund, use any MSCI Index data other than the names of the companies in the Reference Universe in connection with designing, calculating or otherwise related to the Licensee Index;

b.	use or distribute the index levels or returns or any component data of the MSCI Index or any portion thereof to any third parties (other than the constituent companies in the MSCI Index that are selected for inclusion in the Licensee Index by Licensee and in such case, only to Licensee’s calculation agent (if any) and clients of the Licensee Index);

c.	in any way indicate or suggest that MSCI sponsors, promotes, endorses, created, or calculates the Licensee Index;

d.	design, calculate or perform any index (including the Licensee Index) or method or process that does or is intended or aims to (i) replicate or approximate the return or performance characteristics of the MSCI Index or any other MSCI index or (ii) attempt to predict any outcome of any rebalancing of the MSCI Index or any other MSCI index;

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e.	use or display “MSCI” or “MSCI Inc.” or any MSCI Index name or any MSCI trademark or logo in any advertisement, brochure or promotional or informational material for the Licensee Index or Fund without obtaining MSCI's prior written consent (which may be given via email);

f.	terminate or substitute the use of the Licensee Index in connection with the Fund prior to the end of the then-current term of this Addendum.

4.	Except with respect to the Reference Universe, Licensee shall be responsible for obtaining any and all necessary rights, licenses, approvals and consents in connection with and/or related to the Licensee Index, including, without limitation, all component data used to calculate the Licensee Index such as prices, numbers of shares, market capitalization and float (none of which may be sourced or used from the MSCI Index).

5.	For the avoidance of doubt, Licensee acknowledges and agrees that MSCI is not the benchmark administrator for the Licensee Index or any other Licensee index.

6.	Licensee shall display the following disclaimer in each prospectus, offering circular and promotional, marketing or informational material relating or referring to the Licensee Index or the Fund:

The [name of MSCI parent index] was used by [Licensee] as the reference universe for selection of the companies included in the [Licensee Index], MSCI does not in any way sponsor, support, promote or endorse the [Licensee Index], MSCI was not and is not involved in any way in the creation, calculation, maintenance or review of the Index], The [name of MSCI parent index] was provided on an “as is “ basis. MSCI, each of its affiliates and each other person involved in or related to compiling, computing or creating the [name of MSCI parent index] (collectively, the “MSCI Parties”) expressly disclaim all warranties (including, without limitation, any warranties of originality, accuracy, completeness, timeliness, non-infringement, merchantability and fitness for a particular purpose). Without limiting any of the foregoing, in no event shall any of the MSCI Parties have any liability for any direct, indirect, special, incidental, punitive, consequential (including, without limitation, lost profits) or any other damages in connection with the [name of MSCI parent index] or the [Licensee Index],

7.	The initial term of this Addendum shall commence on the Effective Date identified above and shall continue for seven (7) years unless earlier terminated as provided in this Addendum or the Agreement. Upon the expiration of the initial seven (7) year term, this Addendum shall automatically renew for successive renewal terms of one (l) year at a time. Notwithstanding the foregoing, either party may terminate this Addendum, which termination shall be effective at the end of the then-current term of this Addendum, by written notice to the other party given not later than thirty (30) prior to the end of such then-current term. In addition, for the avoidance of doubt, the parties acknowledge and agree that all termination provisions set forth in the Agreement shall also apply to this Addendum.

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8.	In consideration of the licenses granted in this Addendum, Licensee shall pay MSCI the license fees described below (all in USD):

a.	Quarterly Minimum and Quarterly AUM Fees:

Notwithstanding anything to the contrary, the Quarterly Minimum (as defined below) and the Quarterly AUM Fees (as defined below) shall be (i) calculated and paid quarterly and (ii) payable only from the Start Date of the Fund.

“AUM” means the Fund’s aggregate average daily net assets under management during any calendar quarter.

“Quarterly AUM Fee” means the amount obtained in any calendar quarter in accordance with the following table:

AUM of the Fund	Quarterly AUM Fee
first $100 million	basis points x the AUM of the Fund
> $100 million and < $300 million	basis points x the AUM of the Fund
> $300 million	basis points x the AUM of the Fund

For the avoidance of doubt, the Quarterly AUM Fee shall be calculated progressively. For example, if the AUM of the Fund is $350 million in any calendar quarter, then (i) first $100 million of such AUM would be subject to the Quarterly AUM Fee based on            basis points, (ii) the next $200 million of such AUM (i.e., $300 million less the first $100 million of AUM) would be subject to the Quarterly AUM Fee based on            basis points, and (iii) the last $50 million of such AUM (i.e., $350 million less the first $300 million of AUM) would be subject to the Quarterly AUM Fee based on            basis points.

“Quarterly Minimum” means $

“Start Date” means the date on which the Fund begins trading on a U.S. stock exchange.

b.	Payment terms;

●	Commencing on the Start Date, the Quarterly Minimum shall be due and payable quarterly in advance within thirty (30) days of the date of invoice from MSCI.

●	Commencing on the Start Date, Licensee shall, within fifteen (15) days of the date of invoice from MSCI at the close of each calendar quarter, pay to MSCI the amount (if any) by which the Quarterly AUM Fee exceeds the Quarterly Minimum in such calendar quarter. If Licensee does not provide the Report to MSCI within fifteen (15) days after the close of any calendar quarter, then MSCI may issue an invoice for the Quarterly AUM Fee based on publicly-available information about the AUM of the Fund and such invoice shall be due and payable immediately.

●	If, in any period, the Quarterly AUM Fee is less than the Quarterly Minimum, then any unused portion of the Quarterly Minimum (i.e., the amount by which the Quarterly Minimum exceeds the Quarterly AUM Fee) may not be carried over or applied to any other funds or to any future payment periods in any way, whether in the form of a credit, refund, offset, cash payment or otherwise.

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●	Where necessary to align any relevant payment schedule with the calendar quarter, the Quarterly Minimum and the Quarterly AUM Fee shall be pro-rated using a calculation method reasonably determined by MSCI.

c.	Reporting obligation:

●	Within fifteen (15) days of the end of each calendar quarter during the term, Licensee shall, using the template attached in Exhibit B, provide MSCI with an accurate written report (each, a “Report”) identifying: (i) the Fund name, (ii) the AUM for the Fund for such calendar quarter, (iii) Licensee’s calculation of the Quarterly AUM Fee for such calendar quarter, (iv) the jurisdictions (if any) where the Fund is registered with any applicable authorities (including but not limited to governmental, regulatory, self-regulatory and industry authorities), (v) any other information that MSCI may reasonably request in connection with this Addendum or the Fund, and (vi) a statement from Licensee indicating that such report is accurate. The Report must be emailed to aumdata@msci.com (or any other email address notified by MSCI) and shall contain sufficient details to enable MSCI to generate an accurate invoice for Licensee.

9.	All fees are payable by Licensee in US dollars within thirty (30) days of date of invoice. Any overdue fees shall accrue interest at the rate of one and one-half percent (1.5%) per month or the maximum amount permitted by law, whichever is less, until such fees are paid. Licensee will promptly pay all federal, state, and local sales, personal property, ad valorem, and other taxes of a similar nature arising as a result of this Addendum, other than taxes related to MSCI’s income.

10.	Licensee shall maintain detailed and accurate records with respect to the Fund and the license fees. Licensee, upon written request by MSCI, shall provide to an independent accounting organization chosen and compensated by MSCI access to printed records regarding the Fund and license fees during normal business hours for purposes of a confirming audit with respect to such products and fees. Licensee shall promptly pay any underreported fees determined by any such audit. If any such audit determines that fees in excess of five percent (5%) of the reported and paid license fees not reported and paid for the period being audited, then Licensee shall also pay for the reasonable costs and expenses of such audit.

11.	Nothing in this Addendum shall be construed as granting MSCI any right or license to use or claim an ownership interest in any intellectual property in the methodology used to weight and construct the Licensee Index (including but not limited to patents, trademarks, trade secrets and know-how) that Licensee may have or obtain. Nothing in this Addendum shall limit, restrict or prohibit MSCI from developing, creating, calculating, distributing any index that is similar to any Licensee Index or any other Licensee index.

12.	This Addendum is intended to amend and operate in conjunction with the Agreement and together this Addendum and the Agreement constitute the complete and exclusive statement of the agreement between the parties and supersede in full all prior proposals and understandings, oral or written, relating to the subject matter hereof. Except as specifically modified by this Addendum, all the terms and conditions of the Agreement will apply (including, without limitation and by way of example only, the limitations of liability, disclaimer of warranties, and indemnification obligations). To the extent that any terms of this Addendum conflict with any terms of the Agreement, the terms of this Addendum will control with respect to the subject matter hereof. No right or license of any kind is granted to Licensee except as expressly provided in the Agreement and this Addendum.

13.	Notwithstanding anything to the contrary, Licensee may store, archive or otherwise save and retain any Rolling History (as such term may be defined in any applicable Schedule A to the Agreement) for so long as this Addendum, the Agreement and any applicable Schedule A to the Agreement remain in effect; provided that (i) Licensee may only use such Rolling History directly for the Licensee Index and the Fund (and for no other purpose) and (ii) after this Addendum is terminated for any reason, all such Rolling History shall be purged and deleted in accordance with the Agreement and any applicable Schedule A to the Agreement.

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14.	This Addendum shall be governed by, and construed in accordance with, the laws of the State of New York without regard to its conflict or choice of laws principles.

15.	Notwithstanding anything to the contrary in the Agreement or otherwise, the parties hereby agree that an authorized representative of either party may execute this Addendum, and any other schedules, addenda, exhibits, amendments or other documents or modifications to or governed by the Agreement using an electronic signature, and any such electronic signature shall be deemed effective, binding and enforceable against such party.

LICENSEE: Locus Analytics, LLC		MSCI Inc.

By		By
Name	Rory Riggs	Name	Alex Gil
	(printed)		(printed)

Title	CEO	Title	Executive Director

Date	1/18/2017	Date	Jan 30, 2017

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EXHIBIT A
Licensee Index Details

I.           NAME OF THE MSCI INDEX:

MSCI EAFE Index

II.         NAME OF THE LICENSEE INDEX:

Syntax Stratified Europe and Asia Developed Markets Index

III.       DESCRIPTION OF LICENSEE INDEX:

Description: The Syntax Stratified Europe and Asia Developed Markets Index™ (Syntax SEADM Index) is the stratified-weight version of the widely-used MSCI EAFE Index universe. The index holds the same constituents as the MSCI EAFE Index, but the weight of each company is based on Syntax’s patented methodology to control exposure to related business risks (RBRs). Traditional indices do not control for related business risks and are vulnerable to poor performance when economic shocks impact companies that are exposed to the same business risks. Syntax stratification diversifies indices by establishing target weights for RBRs and rebalancing to these targets every quarter. This methodology is designed to mitigate the adverse effects of inadvertent over weightings of related businesses that regularly occur in the market without sacrificing upside potential.

IV.        NAME OF THE FUND:

To be specified prior to filing

V.         CALCULATION AGENT: NYSE

If a calculation agent is identified above, then for the avoidance of doubt, Licensee shall not distribute any MSCI Index data (including without limitation any constituent level data) to the calculation agent. Licensee must itself apply the methodology above to the MSCI Index, and is only permitted to send to the calculation agent, the constituent companies in the MSCI Index that are selected for inclusion in the Licensee Index by Licensee.

VI.        SPECIAL CONDITIONS (IF ANY):

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EXHIBIT B
Report Template

Licensee Name: [INSERT]

Reference Universe License with MSCI dated [INSERT]

Calendar quarterly period starting on: [INSERT]

Jurisdictions (if any) where the Fund is registered: [INSERT]

This report is submitted to MSCI by [LICENSEE]. The total license fees for the Fund for this period are [INSERT] and are broken out as set forth below. We confirm this report is accurate.

Year and Quarter	Fund launch date or end date	Client Data	Fee Calculation
		AUM (USD)	Start date of period	Start Date of fee	End Date of fee	End Date of period	Pro rate	Gross fee (USD)	Quarterly Minimum fee (USD)	AUM billable fee (USD)

Sincerely,

By:

Name:

Date: